Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

September 14, 2012

VIA FEDERAL EXPRESS AND EDGAR

Mr. H. Roger Schwall

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Red Mountain Resources, Inc.

Amendment No. 5 to Form 8-K

Filed June 21, 2012

File No. 000-54444

Dear Mr. Schwall:

On behalf of Red Mountain Resources, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated July 11, 2012, relating to the above-captioned Form 8-K (“Form 8-K”). Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Please note that the Company’s 2012 reserve reports have been corrected to reflect the changes discussed below in response to the Commissions comments on the 2011 reserve reports.

Amendment No. 5 to Form 8-K

Disclosure of Oil and Gas Operations, page 35

1.	In comment two of our March 22, 2012 letter, we asked that you file as exhibits your third party reserve reports “as described in Item 1202(a)(8) of Regulation S-K.” We note at least partial omissions of information specified by Item 1202(a)(8), subparagraphs (i), (ii), (iii), (iv), (vi) and (viii). Also, please include average adjusted oil and gas prices as well as the disclosed benchmark pricing, sources and treatment of capital costs and production expense including production overhead.

Securities and Exchange Commission

September 14, 2012

Revised reports from the Company’s independent engineers, Lee Engineering (“Lee”) and Forest Garb and Associates (“Garb”), incorporating the above-referenced items have been prepared and are included as exhibits to Amendment No. 6 to the Form 8-K as requested.

2.	In our prior comment four, we asked for an illustration of your unit production cost calculation of 18¢/MCFE. You furnished cost component description, but no associated cost figures. As this appears to be an uncommonly low unit cost in comparison with other operators, please explain to us the areas where you are able to reduce your production costs. Furnish us with a line item description and figures for each production cost component.

The following is a line item description and figures for each production cost component:

Facility, compression & dehydration	$37,000
Major repairs, workovers & misc.	32,000
Operator overhead	55,000
Water disposal	12,000
Labor	21,000
Repairs & maintenance	8,000
Total	$165,000

Please note that approximately 83% of the lease operating cost was charged to Black Rock under the joint operating agreement by the lease operator of the Villarreal property, Conoco Phillips, Inc. The remainder was incurred by Black Rock.

3.	You also responded that you did not incorporate gas transportation and marketing charges in your reserve reports. Please illustrate to us that this omission does not result in a material effect on your estimated proved reserves or standardized measure.

The Company’s gas transportation and marketing charges were $236,476 in fiscal year 2012. The Company checked its reserve reports and discovered some of these costs were not included. Most of the charges were from the Villarreal field, where they totaled $216,953, or approximately $0.25 per mcf.

Securities and Exchange Commission

September 14, 2012

Other fields with transport and marketing charges are the Frost Bank and Madera fields, where they were indirectly included in the reports. In each field, produced gas is sent to a gas plant. The Company combines the transport and marketing charges with plant processing fees and nets them against the sales of natural gas liquids (NGLs) and residue gas to estimate price differentials in those wells. In the Frost Bank and Madera fields, the adjusted prices include transport and marketing charges.

The Company determined that the report was not accounting for all of the NGL revenue in Frost Bank. The average adjusted price in the report for Frost Bank was $4.13 per mcf. With NGLs accounted for properly, price differentials would change and the adjusted price would have been $4.61 per mcf.

The Company performed an internal evaluation of adding gas transport and marketing charges to the Villarreal field and revising the effective gas price in Frost Bank. These changes do not affect the reserves, but there is a small impact in the PV10 value. Both changes are in the South Texas area, and they would affect the value of each reserve class as follows: For PDP, the value is approximately 7% lower, PDNP is approximately 6.5% higher, and PUD is approximately 5.5% lower. The total proved PV10 for the South Texas area is approximately 5.5% lower than the Company’s reported value. The Company believes this difference is not material and that the reserve reports are a good representation of the Company’s reserves and their value.

As indicated above, please note that the foregoing changes have been incorporated into the Company’s 2012 reserve reports.

4.	We note that your unit production tax - 18¢/MCFE – is about 4.4% of revenue while Texas gas severance tax rate is 7.5%. Please explain this difference to us.

The operator of the Villarreal properties, ConocoPhillips, Inc., refunded Black Rock Capital, Inc. (“Black Rock”) $39,530 during fiscal 2011 for severance tax overcharges in prior periods. In addition, the average effective severance tax rate charged to Black Rock by the operator of the Villarreal properties for sales based on actual production during fiscal 2011 was 5.4%. This effective rate considers deductions from the gross receipts which include marketing costs incurred after normal lease separation allowable by Texas law.

5.	The Madera 24 2H well has produced significant water volumes. Please explain to us the salt water disposal procedures you employ/will employ and the costs for SWD incorporated in your reserve report.

The development plan for the Madera field was to drill the first well, evaluate the reservoir, and then convert a salt water disposal (“SWD”) well on the lease, if necessary. The Company followed this plan and the Madera 24-2H was completed in January 2012. The well is a good oil-producing well, but it produces a lot of water.

Securities and Exchange Commission

September 14, 2012

The Company is planning to convert the Madera 25-1 into a SWD well, but that project is still in progress. In the meantime, the produced water is being trucked to a nearby commercial SWD well, where the Company pays approximately $3.50 per barrel in trucking costs and disposal fees. This SWD well conversion is on track to be completed by the end of September 2012, at which point the produced water can be disposed of on the lease, effectively eliminating SWD costs other than the cost of operating the SWD well.

These SWD costs were not accounted for properly in the 2011 reserve report. The Company performed an internal evaluation adding the correct expenses into the 2011 report. The result is a lower PV10 value for the Madera field, while reserves are unchanged. The PV10 values would be approximately 6% lower for PUD and approximately 5.8% lower for total proved. When aggregated together with the above-referenced revisions for all of the Company’s wells, total provided PV10 values would be approximately 5.7% lower. The Company believes this difference is not material and that the reserve report is still a valid representation of the Company’s reserves and their value.

As indicated above, please note that accurate costs have been incorporated into the Company’s 2012 reserve report.

* * * *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mr. Alan Barksdale

Hilda Kouvelis